

10030703

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-043981~~ 50509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Shay Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1000 Brickell Avenue
(No. and Street)

Miami (City) **Florida** (State) **33131** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert T. Podraza **(305) 507-1536**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name - *if individual, state last, first, middle name)*

6750 North Andrews Avenue, Suite 200 (Address) **Fort Lauderdale** (City) **Florida** (State) **33309** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert T. Podraza, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shay Financial Services, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____


JORGE A. JACOMINO
MY COMMISSION # DD 525623
EXPIRES: July 4, 2010
Bonded Thru Notary Public Underwriters

Notary Public

Signature

Vice President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition (Statement of Cash Flows).
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SHAY FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
December 31, 2009 and 2008

SHAY FINANCIAL SERVICES, INC.
Miami, Florida

FINANCIAL STATEMENTS
December 31, 2009 and 2008

CONTENTS


Crowe Horwath

Crowe Horwath LLP
Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholder
Shay Financial Services, Inc.
Miami, Florida

We have audited the accompanying balance sheets of Shay Financial Services, Inc. as of December 31, 2009 and 2008, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shay Financial Services, Inc. as of December 31, 2009 and 2008, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic 2009 financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such supplemental information has been subjected to the auditing procedures applied in the audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2009 financial statements taken as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 23, 2010

SHAY FINANCIAL SERVICES, INC.
BALANCE SHEETS
December 31, 2009 and 2008

	2009	2008
ASSETS		
Cash and cash equivalents	$ 3,049,326	$ 1,230,650
Receivables:		
Brokers and dealers	2,058,172	911,692
Interest and interest-only strips	1,773,388	1,187,043
Mutual fund distribution fees	139,906	162,619
Other	550	79,686
Securities owned	5,048,391	7,902,668
	$ 12,069,733	$ 11,474,358
LIABILITIES AND SHAREHOLDER'S EQUITY		
Payables		
Affiliate	$ 1,404,362	$ 4,262,240
Other	160,594	31,964
Securities sold, not yet purchased	88,660	--
Total liabilities	1,653,616	4,294,204
Shareholder's equity		
Common stock, $1 par value, 7,500 shares authorized, 1,000 shares issued and outstanding	1,000	1,000
Additional paid-in capital	9,216,103	9,216,103
Retained earnings	1,199,014	(2,036,949)
	10,416,117	7,180,154
	$ 12,069,733	$ 11,474,358

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF INCOME
Years ended December 31, 2009 and 2008

	2009	2008
Revenues		
Principal transactions	$ 15,756,911	$ 12,629,023
Mutual fund distribution fees	2,747,898	4,997,640
Loan brokerage fees	1,181,449	987,461
Income from certificates of deposit transactions	2,124,148	1,863,406
Interest and dividends	170,152	268,667
Net gain (loss) on investments	155,369	(2,131,133)
Other	224,242	245,956
	22,360,169	18,861,020
Less: waiver of mutual fund distribution fees	1,053,333	1,758,924
Net revenues	21,306,836	17,102,096
Expenses		
Management fees to Shay Investment Services, Inc.	17,745,659	16,770,676
Clearing fees	325,214	278,335
Total expenses	18,070,873	17,049,011
Net income	$ 3,235,963	$ 53,085

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
Years ended December 31, 2009 and 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2008	$ 1,000	$ 9,216,103	$ (2,090,034)	$ 7,127,069
Net income	--	--	53,085	53,085
Balance at December 31, 2008	1,000	9,216,103	(2,036,949)	7,180,154
Net income	--	--	3,235,963	3,235,963
Balance at December 31, 2009	$ 1,000	$ 9,216,103	$ 1,199,014	$ 10,416,117

See accompanying notes.

SHAY FINANCIAL SERVICES, INC.
STATEMENTS OF CASH FLOWS
Years ended December 31, 2009 and 2008

	2009	2008
Cash flows from operating activities		
Net income	$ 3,235,963	$ 53,085
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in assets and liabilities		
Securities owned	2,854,277	2,932,932
Receivables		
Brokers and dealers	(1,146,480)	500,669
Interest and interest-only strips	(586,345)	(873,211)
Mutual fund distribution fees	22,713	237,347
Other	79,136	(6,330)
Securities purchased under agreements to resell	--	2,030,000
Payables		
Affiliate	(2,857,878)	(2,290,534)
Other	128,630	31,964
Securities sold under agreements to repurchase	88,660	(2,399,025)
Net cash provided by operating activities	1,818,676	216,897
Net increase in cash and cash equivalents	1,818,676	216,897
Cash and cash equivalents at beginning of year	1,230,650	1,013,753
Cash and cash equivalents at end of year	$ 3,049,326	$ 1,230,650

See accompanying notes.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Shay Financial Services, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a wholly owned subsidiary of Shay Investment Services, Inc. (SISI). The Company acts as an intermediary between its customers and other financial institutions in the purchase and sale of various fixed-income investments and conducts proprietary transactions in equity securities, U.S. government and government agency securities, and certificates of deposit. The Company is also the distributor of various registered investment companies, including those managed and advised by an affiliate.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition: Principal transactions and related revenue and expenses are recorded on a settlement date basis. The effect on the financial statements of using the settlement date basis rather than the trade date basis is not material. Mutual fund distribution fees and loan brokerage fees are recognized when earned.

Securities Owned and Securities Sold, Not Yet Purchased: Securities owned and securities sold, not yet purchased are stated at fair value. Market value for securities other than CDs is generally based on quoted market prices. Unrealized gains and losses are reflected in the statements of income based on the specific identification method.

Interest-Only Strips: The Company purchases CDs from financial institutions and sells these CDs in smaller amounts to its customers, generally bearing an interest rate lower than the originally purchased CD. The Company recognizes revenue from the sale of CDs at the time of sale based on the interest rate spread. The receivables resulting from the sale of CDs are recorded at fair value based on the present value of the net future cash flows and are reported as interest-only strips in the accompanying balance sheets.

Resale and Repurchase Agreements: Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) are generally collateralized by U.S. Treasury and government agency securities. Resale and repurchase agreements are accounted for as financing transactions and are recorded at the amounts at which the securities subsequently will be resold or repurchased, as specified in the respective agreements, including accrued interest.

Counterparties consist of a limited number of broker-dealers and savings banks. It is the Company's policy to obtain possession or control of securities purchased under agreements to resell at the time the transaction is entered into. The market value of the underlying assets is monitored daily and additional cash or other collateral is obtained from counterparties when appropriate.

Income Taxes: SISI is a subchapter S corporation and the Company is a wholly owned subsidiary of SISI. Therefore, the Company is a disregarded entity for income tax purposes and all income and expense flows directly to the shareholder. The Company is not taxed at the corporate level.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company adopted guidance issued by the FASB with respect to accounting for uncertainty in income taxes as of January 1, 2009. A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. Adoption of this new guidance did not have a material impact on the results of operations on financial position of the Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Subsequent Events: The Company has evaluated subsequent events for recognition and disclosure through February 23, 2010, which is the date the financial statements were issued.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Adoption of New Accounting Standards: In September 2006, the FASB issued guidance that defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This guidance also establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The guidance was effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued guidance that delayed the effective date of this fair value guidance for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. Adoption did not have a material impact on the results of operations or financial position of the Company.

In April 2009, the FASB issued guidance that emphasizes that the objective of a fair value measurement does not change even when market activity for the asset or liability has decreased significantly. Fair value is the price that would be received for an asset sold or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. When observable transactions or quoted prices are not considered orderly, then little, if any, weight should be assigned to the indication of the asset or liability's fair value. Adjustments to those transactions or prices should be applied to determine the appropriate fair value. The guidance, which was applied prospectively, was effective for interim and annual reporting periods ending after June 15, 2009, with early adoption for periods ending after March 15, 2009. Adoption did not have a material impact on the results of operations or financial position of the Company.

(Continued)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In May 2009, the FASB issued guidance which requires the effects of events that occur subsequent to the balance-sheet date be evaluated through the date the financial statements are either issued or available to be issued. Companies should disclose the date through which subsequent events have been evaluated and whether that date is the date the financial statements were issued or the date the financial statements were available to be issued. Companies are required to reflect in their financial statements the effects of subsequent events that provide additional evidence about conditions at the balance-sheet date (recognized subsequent events). Companies are also prohibited from reflecting in their financial statements the effects of subsequent events that provide evidence about conditions that arose after the balance-sheet date (non-recognized subsequent events), but requires information about those events to be disclosed if the financial statements would otherwise be misleading. This guidance was effective for interim and annual financial periods ending after June 15, 2009 with prospective application. Adoption did not have a material impact on the results of operations or financial position of the Company.

In August 2009, the FASB amended existing guidance for the fair value measurement of liabilities by clarifying that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using a valuation technique that uses the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities when traded as assets, or that is consistent with existing fair value guidance. The amendments in this guidance also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance was effective for the first reporting period beginning after issuance. Adoption did not have a material impact on the results of operations or financial position of the Company.

NOTE 3 - RELATED-PARTY TRANSACTIONS

Operations of the Company are conducted in facilities and by personnel shared with SISI and certain of its affiliates. As such, the Company pays management fees to SISI in lieu of occupancy and other administrative expenses. Management fees allocated to the Company include all actual expenses paid and all allocated expenses. At December 31, 2009 and 2008, the payable to SISI for management fees totaled $1,404,362 and $4,262,240.

The Company maintains bank accounts with an affiliated bank. At December 31, 2009, the balance of cash and cash equivalents totaled $383,100. No balance existed with the affiliated bank as of December 31, 2008. In addition, certificates of deposit owned by the Company are held by an affiliate as custodian for the Company. Lastly, in the normal course of business the Company periodically enters into transactions to sell financial instruments to its affiliates.

(Continued)

NOTE 4 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents include highly liquid investments with short-term maturities. At December 31, 2009 and 2008, the Company maintained cash balances in JPMorgan Chase Bank, N.A. in excess of the insurance limits provided by the Federal Deposit Insurance Corporation for the benefit of customers pursuant to Securities and Exchange Commission Rule 15c3-3 ("Rule 15c3-3").

NOTE 5 - RECEIVABLES FROM BROKERS AND DEALERS

Receivables from brokers and dealers represent receivables for trades pending settlement and cash and other balances due principally from the Company's clearing broker.

The Company clears certain securities transactions on a fully-disclosed basis through its clearing broker, a major New York-based financial institution. The agreement with the clearing broker calls for the Company to maintain a deposit balance in an account maintained by the clearing broker. At December 31, 2009 and 2008, the Company had $100,000 of cash on deposit to satisfy this requirement which is included in receivables from brokers and dealers on the balance sheet.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. At December 31, 2009 and 2008, there were no amounts to be indemnified to the clearing broker for these customer accounts.

NOTE 6 - MUTUAL FUND DISTRIBUTION FEES

The Company has distribution agreements with various registered investment companies. The Company's distribution agreement with Asset Management Fund, Inc., a fund managed and advised by an affiliate, provides that the Company receives 12b-1 payments based upon a percentage of each portfolio's average daily net assets. The Company voluntarily waived a portion of these fees in both years ended December 31, 2009 and 2008.

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

At December 31, 2009 and 2008, securities owned and securities sold, not yet purchased, were comprised of the following:

	2009		2008	
	Owned	Sold	Owned	Sold
Certificates of deposit	$ 2,565,500	$ --	$ 4,029,016	$ --
U.S. government obligations	160,248	--	--	--
Equity securities	2,322,643	88,660	3,873,652	--
	$ 5,048,391	$ 88,660	$ 7,902,668	$ --

(Continued)

NOTE 7 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED (Continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition.

NOTE 8 - FINANCIAL INSTRUMENTS

Assets, including cash, securities owned, securities purchased under agreements to resell, and certain receivables, are carried at fair value or at contracted amounts which approximate fair value. Similarly, liabilities, including securities sold, not yet purchased, securities sold under agreements to repurchase and certain payables, are carried at fair value or contracted amounts approximating fair value.

Financial instruments carried at contract amounts that approximate fair value either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates and, accordingly, are carried at amounts approximating fair value.

In the normal course of business, the Company enters into forward transactions involving mortgage-backed securities in order to meet the financing and hedging needs of its customers. Forward transactions are valued at market, and the resulting unrealized gains and losses are reflected in principal transactions in the statements of income. The Company's exposure to changes in market prices or interest rates is managed by simultaneously entering into offsetting positions in identical instruments. Forward transactions provide for the delivery or receipt of securities at a specified future date at a specified price or yield. Risks arise from the possible inability of counterparties to meet the terms of their commitments and from changes in securities values and interest rates. At December 31, 2009 and 2008, open forward purchase and sale commitments each aggregated approximately $11,993,000 and $11,245,000, respectively.

In addition, the Company purchases loan portfolios and sells them to clients under best efforts contracts for which it earns a fee. At December 31, 2009 and 2008, unsettled purchase and sale transactions on loan brokerage activities were approximately $12,074,169 and $101,989, respectively.

NOTE 9 - FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

> Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

(Continued)

NOTE 9 - FAIR VALUE (Continued)

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The fair values of all equity securities owned and equity securities sold, not yet purchased are determined by obtaining quoted prices on nationally recognized securities exchanges (Level 1 inputs). Certificate of deposits are carried at cost, plus accrued interest, which approximates fair value (Level 2 inputs). The fair values of U.S. government obligations are determined by obtaining matrix pricing, which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities (Level 2). The fair values of interest-only strips are determined based on the present value of the net future cash flows. Significant fair value inputs associated with valuing interest-only strips can generally be verified and do not typically involve significant management judgments (Level 2 inputs).

Assets and liabilities measured at fair value on a recurring basis consist of the following.

	At December 31, Using		
2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:			
Certificates of deposit	$ --	$ 2,565,500	$ --
U.S. Government obligations	--	160,248	--
Equity securities	2,322,643	--	--
Interest-only strips	--	1,723,177	--
Liabilities:			
Equity securities	88,660	--	--
2008			
Assets:			
Certificates of deposit	$ --	$ 4,029,016	$ --
Equity securities	3,873,652	--	--
Interest-only strips	--	1,149,391	--

There were no assets or liabilities valued on a non-recurring basis as of December 31, 2009.

(Continued)

NOTE 10 - NET CAPITAL REQUIREMENTS

As a registered broker-dealer with the Securities and Exchange Commission (the SEC), the Company is subject to the SEC's net capital rule (Rule 15c3-1). This Rule prohibits a broker-dealer from engaging in any securities transaction at a time when its net capital is less than the greater of 6 2/3% of aggregate indebtedness, as those terms are defined by the Rule, or $250,000. At December 31, 2009 and 2008, the Company's net capital was $7,588,762 and $5,126,476 while its required net capital was $250,000 and $307,477, and its ratio of aggregate indebtedness to net capital was 0.21 to 1 and 0.90 to 1. Advances to affiliates and other equity withdrawals are subject to certain notifications and other provisions of the net capital rule of the SEC and other regulatory bodies.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

SHAY FINANCIAL SERVICES, INC.
SCHEDULE 1 - COMPUTATION OF NET CAPITAL UNDER
RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

Net capital	
Shareholder's equity	$ 10,416,117
Deductions and charges	
Nonallowable assets:	
Interest and interest only strips	1,773,388
Mutual fund distribution fees	139,906
Receivables from non-customers	550
	1,913,844
Net capital before haircuts on securities	8,502,273
Haircuts on securities	
Certificates of deposit	478,046
Equity securities	413,352
U.S. government obligations	22,113
	913,511
Net capital	$ 7,588,762

There were no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, un-audited FOCUS Part II filings.

SHAY FINANCIAL SERVICES, INC.
SCHEDULE 2 - COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
AND COMPUTATION OF AGGREGATE INDEBTEDNESS
December 31, 2009

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 104,330
Minimum dollar net capital requirement	$ 250,000
Net capital requirement	$ 250,000
Excess net capital	$ 7,338,762
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$ 7,288,762
Aggregate indebtedness	
Payables	$ 1,564,956
Total aggregate indebtedness	$ 1,564,956
Percentage of aggregate indebtedness to net capital	20.62%

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2009, un-audited FOCUS Part II filings.

SHAY FINANCIAL SERVICES, INC.
SCHEDULE 3 - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. (k)(1) - $2,500 capital category as per Rule 15c3-1 __________

B. (k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained ________X

C. (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis
Name of clearing firm ______________________________ __________

D. (k)(3) - Exempted by the order of the Commission __________

Information for Possession or Control Requirements Under Rule 15c3-3

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 __________

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 __________

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3 Yes ______X_____ No __________